                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 10-SB/A

                                Amendment No. 1

   GENERAL FORM FOR THE REGISTRATION OFSECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         MedVision Capital Corporation
                -----------------------------------------------
                (Name of Small Business Issuers in its charter)

              Delaware                               51-0443074
              --------                               ----------
   (State or other jurisdiction of      (I.R.S. Employer Identification No.)
    incorporation or organization)

               2000 Hamilton Street, #520
               Philadelphia, Pennsylvania             19130-3883
               --------------------------             ----------
        (Address of principal executive offices)      (Zip Code)

                   Issuer's telephone number (215) 893-3662

       Securities to be registered pursuant to Section 12(b) of the Act.

                                            Name of each exchange on which
       Title of each class                            registered

       -------------------                  ------------------------------

       Securities to be registered pursuant to Section 12(g) of the Act.

                   Common Stock, $0.001 par value per share
                   ----------------------------------------
                               (Title of Class)

                         MEDVISION CAPITAL CORPORATION
                                 FORM 10-SB/A

                               TABLE OF CONTENTS

ITEM 1. DESCRIPTION OF BUSINESS................................................
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..............
ITEM 3. DESCRIPTION OF PROPERTY................................................
ITEM 4. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS........
ITEM 6. EXECUTIVE COMPENSATION.................................................
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.........................
ITEM 8. DESCRIPTION OF SECURITIES..............................................
PART II........................................................................
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
        RELATED STOCKHOLDER MATTERS.
ITEM 2. LEGAL PROCEEDINGS......................................................
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS..........................
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES................................
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS..............................
PART F/S.......................................................................
FINANCIAL STATEMENTS...........................................................
PART III.......................................................................
ITEM 1. INDEX TO EXHIBITS......................................................
SIGNATURE......................................................................

                            INTRODUCTORY STATEMENT

MedVision Capital Corporation ("MedVision" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934.  The
Company intends to pursue listing on the Over the Counter Bulletin Board[R]
(OTCBB[R]) at the appropriate time.  Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities
Exchange Act of 1934.  The Company cannot assure such listing may in fact transpire given that the Securities and Exchange Commission (the "SEC") and the
National Association of Securities Dealers (the "NASD") are collectively responsible for authorizing such listing and such authorization may not be forthcoming due to circumstances not presently known to the Company.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business.  These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control.  Actual results could differ materially from these forward-looking statements.  For this purpose, any statements contained in the registration statements that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate,"
"intend," "could," "estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.

                                    PART I

ITEM 1. DESCRIPTION OF BUSINESS.

BUSINESS DEVELOPMENT

       Medvision Capital Corporation was incorporated in the State of Delaware on January 3, 2003.  All of our operations to date have been related to the formation of our business.  We currently have minimal assets, no revenues and no operating history.  Our ability to commence operations and successfully implement our business plan depends on us obtaining adequate financial resources, which cannot be assured. Our sole officer and director, Michael
Tay, is our sole shareholder as of the date of this registration statement.

       We were formed to acquire healthcare receivables.  An example of a healthcare receivable would be the accounts receivable of a doctor's office, or amounts owed to a doctor's office by its patients and their insurance companies for medical services performed by the doctor.  We intend to acquire these healthcare receivables at a discount to the face amount of the receivable, or an amount that is less than what we believe to be the fully collectable amount of the receivable.  We will then attempt to collect the full face amount of the receivable and retain any profit resulting from the difference, or a predetermined rate of profit.

       Our objective is to successfully operate a healthcare receivable financing business for a profit.  However, since we have not yet begun to actively operate our business, we can not assure you that we will achieve this objective.

       We have never declared bankruptcy or been in receivership, and have never been involved in any legal action or proceedings whatsoever. Since becoming incorporated, we have not made any significant purchases or sale of assets, nor have we been involved in any mergers, acquisitions or consolidations.

       Our address is at 2000 Hamilton Street, #520, Philadelphia, PA 19130-
3883.  Our telephone and facsimile number is (215) 893-3662.  Our registered statutory office is located at 25 Greystone Manor, Lewes, DE 19958.  Our fiscal year end is December 31.

IN GENERAL - THE COMPANY

       Our business plan is to purchase healthcare provider accounts receivables at a discount to the face amount of the receivable.  We will then attempt to collect 100% of the account balance.  The receivables generally will be purchased from healthcare providers and other similar businesses, which we refer to in this registration statement as our "sellers" or "providers."  We will rely on our officers and employees to provide the services required for the purchase, monitoring and administration of the receivables, like marketing, servicing, underwriting and acquisition services.

       Our receivable purchases will generally be limited to those having payors like:

   -   Medicare;
   -   Medicaid;
   -   other governmental agencies like Civilian Health and Medical Program of the Uniform Services ("CHAMPUS");
   -   commercial insurance companies;
   -   casualty insurers; and
   -   managed care providers, preferred provider organizations and self-
       insured companies.

       We will only purchase the insured portion of an account receivable generated from patient services rendered by healthcare providers that meet the financial requirements and underwriting standards that we will establish and which will be designed to limit any losses on the purchase of receivables.
This will include limitations on the amount of receivables purchased from any one provider.

       We will establish credit criteria which is similar to that used by other similar lending institutions.  We will review the relevant operating, historical and financial data of prospective providers to assess the financial risk involved in purchasing those prospective providers' healthcare receivables.  The insured portion represents an obligation of third-party insurance companies, large corporations, state or federal government agencies, preferred provider organizations or health maintenance organizations.  We will not purchase any portion of receivables that are "self-pay."  Self-pay relates to the portion of the receivable to be paid by an individual patient.

MANAGEMENT AND KEY PERSONNEL

       Our initial focus is to create a premier receivable acquisition process by: a) approval of healthcare providers and other sellers; b) underwriting policies; c) credit risk management; d) pricing receivables for purchase; and
e) establish reserve account.

       While Mr. Tay has no direct experience and performance in the medical receivable financing industry, it is expected that he will, initially, be responsible for developing our business operating structure and the recruitment of an administrative and management group. We anticipate employing, initially, seven individuals both in management and non-management positions.

       When capital becomes available we intend to employ two individuals in administrative capacities and two management level individuals, such as an experienced administrator, a credit officer, controller, and at least two sales and administrative support positions. Because of the nature of our business, we will be dependent upon our ability to attract and retain additional qualified personnel. We do not anticipate the need to utilize outside consultants or advisors in the implementation of our business plan.

       The administrator and his staffs will essentially run our business by administering our day to day operations, underwriting and originating our purchase of healthcare receivables, performing marketing, sales and direct client support functions, including monitoring healthcare receivables generated by all types of healthcare providers.

       In addition, our management and employees will monitor, track and post all receivable purchases and collections. The entire process, generally, will take not more than 120 days between the time we purchase the receivable until we earn a profit on the receivable. Third party payers will generally make full payment within a 30-day to 120-day period. For Medicare and Medicaid claims, which are submitted electronically, the turnaround time for payment is about 30 days.

       We discount our fees from funding to the healthcare provider on the purchase of the receivable and our profits are derived at funding from the purchase of the medical receivables.

       Once a receivable is purchased we will regularly run reports showing receipts from the account receivable purchased from each healthcare provider.
These reports will show the progress of collections being paid. If the reports show a delay in payment, we will call the payer to determine the reason for the delay. If a purchased receivable is rejected by a payer or becomes outstanding for over 20 days, we will take appropriate action which may include: a) offset the amount actually paid to the seller for the receivable against the seller's reserve account; b) offset the amounts due to the seller from the purchase of other batches of receivables; c) require the seller to replace the uncollected receivables with additional receivables; or d) exercise our rights under a guarantee from the seller, if any.

INDUSTRY BACKGROUND

       While the healthcare industry remains a major factor in the United
States economy, we believe that recent changes in the economics of healthcare delivery have increased the demand for financing services of the type to be offered by our company.  Due to the pressure from health insurance companies, corporations and government agencies to control healthcare costs, a trend toward managed care has emerged.  We believe the shift to managed care, coupled with the increasingly complicated reimbursement procedures implemented by payors of healthcare receivables, has made billing collection more difficult and time consuming, with collection time for healthcare receivables running 60 to 90 days or more, which presents financial problems for many providers.
Consequently, healthcare providers experience a substantially increased need for immediate cash flow to support not only daily operational expenses, but the additional billing and collection services expense.

       In order to improve collection efficiency, healthcare providers are forced to either out-source billing and collection or hire a number of highly skilled employees solely for these tasks. Despite these efforts, many providers often incur a significant loss due to their inability to effectively process large amounts of claim information in a timely manner.  With payor reimbursement arrangements requiring increasingly more complex and lengthy procedures, the providers' revenue collection departments have become less able to timely process the claims due to their limited capacity.  Improperly or incompletely submitted information results in payment delays.

       Consequently, we believe a serious administrative and cash flow management problem exists for many healthcare providers.  They are faced with numerous expenses ranging from equipment and facility costs to payroll and liability insurance fees.  In the new managed care environment, healthcare providers are forced to become more efficient business operators in order to remain profitable.  The consequences of a provider's inability or unwillingness to adapt to these changes by using more sophisticated revenue collection systems causes a shift in financial risk for providing healthcare from the payor to the provider.

       We believe these providers have an increased need for predictable cash flow.

       Businesses generally utilize working capital or accounts receivable financing to bridge the shortfall between the turnover of current assets and the maturity of current liabilities.  A business will often experience this shortfall during periods of revenue growth because cash flow from new revenues lags behind cash outlays required to produce new revenues.  For example, a growing labor intensive business will often need to fund payroll obligations before payments are received on new services provided or products produced.  We believe that many healthcare providers have rapidly expanding businesses, and therefore require accounts receivable financing to fund their growth.

       As a result of these developments, we believe financing or sale of healthcare receivables has become a more efficient solution to meet the cash flow needs of today's healthcare providers.

OUR BUSINESS STRATEGY

       Banks, commercial finance companies, factors and various smaller financing companies provide financing through the purchase of receivables.  We believe these lenders typically have been less willing to provide financing to smaller healthcare providers of the types we intend to serve and that a substantial market demand exists for our services.

       Target Providers.  We intend to offer financing to medium and smaller hospitals, other healthcare providers and durable medical equipment distributors that generally do not produce receivables at a high enough level to attract large financial institutions, by purchasing their receivables.  We believe there is less competition for the financing business of these smaller providers. Initially, our primary marketing strategy will focus on the purchase of receivables from:

   -   physician groups consisting of two to six doctors;
   -   home healthcare facilities;
   -   durable medical equipment distributors;
   -   medical staffing companies;
   -   radiology and diagnostic medical facilities;
   -   medical testing facilities; and
   -   other healthcare businesses and related businesses which we determine through the underwriting process to have low risk.

       We intend to target those providers with billings of $20,000 to $200,000 per month.  We believe fee-for-service practitioners are a good type of client due to the relatively small nature of their business and the manner in which they are paid.  Fee-for-service practitioners are practitioners that bill for healthcare services using a retail billing rate for the services provided.
They are then paid by the insurance companies based on medical fee schedules established by the insurance industry.  These healthcare practitioners usually have two to six practitioners in one office. We believe their billing is relatively easy to monitor and purchase, and believe their payment pattern will be best suited for our business.  The other healthcare businesses with which we intend to deal are primarily small hospitals, skilled nursing facilities, home health agencies and medical clinics.

       Target Geographical Areas.  We intend to initially target fee-for-
service practitioners and other healthcare businesses in Philadelphia,
Pennsylvania as well as suburban areas.

       Obtaining Providers.  We generally will have four potential sources for developing and locating the healthcare provider base from which we will acquire receivables:

   -   referrals from banks and other financial institutions,
   -   referrals from independent financing brokers and insurance agents,
   -   advertising and public relations, and
   -   sales and marketing personnel.

        Banks are continually approached by medical groups for financing.
  Banks and institutions may refer providers to us in those cases where the institution is unwilling or unable to provide financing for its client.
Such a referral will provide the institution with the continued goodwill of its client since the institution will be providing assistance to the client by the referral even if it will not finance the client directly.  There can be no assurance that we will receive any such referrals.

       We intend to develop our existing and future "win-win" close relationships with other financial institutions throughout the country. These institutions typically have been less willing to provide financing to smaller healthcare providers of the type we intend to serve. Trust departments, brokerage and investment advisors of banks and institutions are regularly asked by their healthcare provider clients where financing might be obtained. Because of our existing close relationships and also future relationships which we intend to establish throughout the country, these banks and institutions will refer their healthcare provider clients to us from time to time.

       We also intend to vigorously contact a rapidly growing community of independent brokers, which we believe exist, that arrange financing specific to the healthcare industry. These brokers refer providers to different lending institutions for a fee. These brokers assist in locating receivables available for purchase from smaller providers that typically are unable to find traditional financing because of their small size.

       Although these brokers have no obligation and are not under contract to refer healthcare providers and other sellers to us, they act as middle men between potential sellers and potential purchasers of healthcare receivables.
They do not generally purchase receivables for their own account. Such brokers generally receive compensation of 10% of profits realized from their activities. The services of such brokers provide valuable marketing to a new company such as MedVision Capital Corporation in entering the healthcare receivables financing market. Since our marketing activities in the initial stages will be limited due to our limited amount of working capital, we believe that working with loan brokers will enable us to reach more potential customers than we could reach directly.

       Occasionally we will place advertisements in medical journals, periodicals, magazines and other healthcare and medical publications about our healthcare receivables financing business. The advertisement will briefly describe our business and program for financing with contacts by telephone, fax and the internet. We also intend to develop a network of contacts in the healthcare providers and healthcare insurance industries through our marketing and hiring efforts. The healthcare insurance industry consists of healthcare insurers that pay medical claims to healthcare providers. It also includes companies providing services to healthcare providers like medical coding reviews, medical necessity determination reviews, billing system efficiency reviews and other healthcare insurance payment and billing services.

       Through daily marketing efforts of our initial limited sales force, we intend to constantly enlarging our sales and referral base of independent brokers, the customers of which include many practitioner and facility-based providers. In addition to the above sources of obtaining new providers, we will also maintain an internet website at http://www.medvisioncapital.com. We will use this website as a marketing tool to solicit the purchase of healthcare receivables from potential providers. The website will describe our business, the receivable financing process and our program for financing. The website will also contain a short application that the provider can complete to apply to have us evaluate the provider's business and receivables, to determine their eligibility to participate in our receivable purchase program.

RECEIVABLES ACQUISITION PROCESS

       When we identify a healthcare provider or other seller who we may purchase receivables from, we will generally seek to enter into a receivables purchase agreement with that provider.  This agreement will give us the right of first refusal to purchase all receivables from that seller either weekly, bi-weekly, semi-monthly or monthly, generally for a period of one year.  The terms of the agreement will not require us to purchase any particular amount of receivables from any provider.

       Approval of Providers And Other Sellers.  Generally, we will purchase healthcare and other receivables directly from the seller after the seller and the receivables have met a set of criteria for the selection of the prospective sellers and guidelines for the receivables that will qualify for purchase.

       Underwriting Policies.  In order to avoid purchasing healthcare receivables which may be difficult or impossible to collect due to problems such as improper activities by healthcare providers and delivery of services not covered by patients' insurance, we will undertake due diligence and establish criteria which will govern the acceptable healthcare providers for our receivables financing services.  Such criteria will include, but not be limited to the following:

   -   credit report and financial statements of the healthcare provider
   -   search for liens filed under the Uniform Commercial Code
   -   review of legal status of the provider with the Secretary of State
   -   conduct on-site visual inspection of medical and billing facilities
   -   review tax returns of providers
   -   review billing procedures and collection efforts
   -   phone verification of insurance coverage for services rendered by the medical provider
   -   review receivable aging reports
   -   review copies of contracts with payors such as health maintenance organizations
   -   review good standing of providers with Medicare and Medicaid and insurers
   -   credit report for and financial statements of individual guarantors
   -   criminal background check for individuals involved in management of providers

       The purpose of the foregoing is to determine that the healthcare providers from which we purchase receivables:

   -   are in good standing with payors such as health maintenance organizations, private insurers and government payors;
   -   that the provider has a reasonable credit history
   -   that the provider has a satisfactory record of collecting its receivables
   -   that the management of the provider has no unacceptable credit or criminal matters
   -   that the provider has the ability to pay its obligations

       To the extent that the underwriting criteria that we establish do not allow us to avoid purchase of receivables which are objected to by the payor, we may experience losses in our healthcare finance receivable business.

       Since we have not yet begun operating our healthcare receivable financing business investors will not be able to judge the adequacy of the underwriting criteria which we will establish.

       Credit Risk Management.  The possible insolvency or loss of funding of an individual third-party payor is a significant risk to our business.  In order to minimize this risk, we will impose restrictions on the amount of receivables that can be purchased from any individual third-party payor, within each provider and within the total loan portfolio. We will constantly review industry rating agency reports and industry journals and articles in order to gain any foreknowledge of possible financial problems of any third-party payors.

       A credit report will be obtained from an appropriate credit agency on each prospective provider and its principals and any medical personnel with any ownership interest.  The provider must be creditworthy, and any negative credit comments must be explained and documented to our satisfaction.  Prospective providers will be required to provide favorable bank references.  A UCC-1
Financing Statement search will be performed to determine that there are no present liens against the receivables of the prospective provider.  If any receivable liens do exist, the liens must be paid off before, or as part of, the initial purchasing or funding of any receivables.

       Purchase Of Receivables.  Our purchase agreement with a provider will require that we have the right of first refusal on all of the provider's receivables on a regular-interval basis, generally for one year.

       Receivables Characteristics.  In some cases, we may purchase receivables that are more than 90 days old, depending on the analysis of the receivable.
The age for any receivable is the number of days elapsed since its billing date to the payor of the receivable.  We will buy receivables with the goal that the average age of receivables in our portfolio generally will not exceed 180 days.
We will have the sole discretion as to which receivables we will purchase.  We will reserve the right to disqualify some categories, or some payors, of receivables for purchase at our discretion.

       When acquiring receivables, we will only purchase receivables that are to be paid by:

   -   an insurance carrier;
   -   an approved HMO;
   -   an approved government agency;
   -   an approved institutional facility;
   -   a self-insured employer; or
   -   an other entity which meets our financial standards.

       Except for government agencies, we will limit the portion of our portfolio of receivables that are payable by a single payor to 15%.  We also will ensure that at any given time no more than 50% of our total outstanding investment portfolio of receivables, in the aggregate, will be from Medicare and Medicaid payors.  Because Medicare and Medicaid claims are submitted electronically, the turnaround time for payment is about 30 days.  It is for this reason we will accept higher amounts of these receivables than from traditional commercial insurance carriers.

       Pricing Receivables For Purchase.  Once a seller has met the criteria and agreed to the requirements, we will begin the process of selecting and pricing the receivables for purchase.  One of the most important aspects of the selection process, and the due diligence procedure performed on prospective providers, involves an analysis of a provider's historical receivables and collections records to evaluate the receivables likely to be paid within a defined collection period.

       Our purchase price paid for healthcare and other receivables will be based on a percentage of the face value of the receivable.  To determine the purchase price, the face value will be reduced first by the amount of any patient co-payment and any amounts in excess of what the payor has historically paid for the procedure giving rise to the receivable.  The resulting amount will then be further reduced by considering other factors that influence the amount which is likely to be collected under the receivable, including the historical collection experience of the provider, amount of reserves held for that provider and overall experience in purchasing and collection of receivables from a provider.  The resulting number will be the estimate of the net collectible value of the receivable, or the estimated net receivable.

       When pricing and discounting payment for the receivable we will conduct due diligence reviews and other detailed examinations of the provider's or seller's account receivables, account payables, billing, collection policies and practices, management information systems, real and personal property and other collaterals. Records and data of the provider for the prior 24-month period will be reviewed and evaluated for consistency, reliability and adequate performance. In order to protect ourselves from delinquencies, we also will require that: a) the healthcare provider and each of the individual physicians, and any medical personnel be properly licensed to practice and have no unresolved legal or medical issues regarding their practice; b) the healthcare provider to have been in business in its community for a minimum of 18 months;
c) the healthcare provider group demonstrate credit-worthiness as determined by assessments of credit reports, past receivables financing history, bank references, financial statements, accounting firm comments and UCC-1 searches.

       Reserve Account.  We will purchase the receivables at a price equal to the estimated net receivable. Only a portion of the purchase price, not exceeding 90% of the estimated net receivable, will be paid to the seller immediately. A portion of the purchase price not immediately paid will be allocated to a reserve account for that provider. We will retain the remainder of the unpaid purchase price as our fee.

       The purpose for establishing a reserve account is to have protection against losses due to uncollected receivables.  Withholding a portion of the purchase price is easier to exercise than attempting to require the replacement of an uncollected receivable or otherwise seeking enforcement of the receivables purchase agreement.  If a purchased receivable becomes outstanding for over 180 days, we may, at our option:

   -   offset the amount actually paid to the seller for the receivable against the seller's reserve account;
   -   offset the amounts due to the seller from the purchase of other batches of receivables;
   -   require the seller to replace the uncollected receivables with additional receivables; or
   -   exercise our rights under a guarantee from the seller, if any.

       If a receivable is collected at a later date, the reserve account will be credited by the amount of the collection up to the amount that was previously offset.  Any time the amount collected with respect to a receivable is less than the amount invoiced, the difference will be offset against the reserve account.  If the receivables purchase agreement is terminated, any remaining balance in a seller's reserve account will be returned to the seller after the payment of any advances made by us, and any interest and fees due have been paid.

       The amount of the reserve account will generally range from 10% to 25%
of the estimated net receivable.  A seller is paid the amount allocated to its reserve account only when the amount exceeds a negotiated percentage, usually
25%, of all of the receivables purchased from the seller that are outstanding at any one time.  From time to time a reserve accounting will be made to the seller.  When warranted by this accounting, any excess in the reserve account will be paid to the seller within 15 days of the accounting. Any amount paid on a batch of receivables in excess of the estimated net receivable is allocated as a credit to the seller's reserve account.

       An adjustment may be made if the seller's reserve account balance falls below 5% of the outstanding uncollected receivables balance for that seller.
The adjustment is typically made to the estimated net receivable percentage.
This adjustment effectively reduces the percentage of cash immediately paid to the provider when future receivables are purchased.  For example, a provider may be initially paid 85% of the estimated net receivable immediately when a receivable is purchased from that provider.  If that seller's reserve account balance falls below 5% of the outstanding receivables balance and requires an adjustment, the provider may only be paid 80% of the estimated net receivable at the time of purchase for future receivable purchases.  In this example, in addition to the normal allocation to the reserve account, an additional 5% of the estimated net receivable would be allocated to the reserve account for all future purchases. This adjustment, in effect, increases the amount allocated to the reserve account on each future purchase.

       Lock Box And Collections.  As required under the receivables purchase agreements established for each seller, all proceeds from the collection of the purchased receivables are required to be paid to a lock box account.  A lock box account is a post office box, called a lock box, established by the bank that processes the payments. Payments are sent directly to these lock boxes.
Therefore, the third-party payor payments of receivables will not go to the seller, but rather will be sent to the appropriate lock box. When a seller enters into a receivables purchase agreement, a notice of change in mailing address is sent to all payors of the receivables that are being purchased.  The notice will instruct the payors to deliver all payments to the appropriate lock box account.  Each lock box is established and functions solely to receive payments.  When payments are sent to the lock box, the lock box processing bank deposits the payment into a lock box account with that bank.

       Separate lock box accounts will be established for each seller.
Receivables due and owing from government programs are subject to laws and regulations not applicable to commercial payors.  Except in limited cases,
Medicare and Medicaid laws and regulations provide that payments for services rendered under government programs can only be made to the healthcare provider that has rendered the services.  Therefore, each seller will have a lock box for non-government collections and a separate lock box for government collections, like Medicare, Medicaid, CHAMPUS, etc.  The lock box account will be in the name of both the seller and MedVision Capital Corporation for the government collections, and another will be in the name of MedVision Capital
Corporation for the non-government collections.  The bank lock box proceeds are maintained in a zero balance account which will be swept daily by each bank maintaining a lock box account to the cash concentration account that is under the control of MedVision Capital Corporation.

       Weekly reports of purchased receivables are generated on a seller by seller basis. These reports provide currently updated accounts receivable agings and other valuable portfolio information, including claim denial trends and collections performance.  Copies of these weekly reports are sent to our executive offices and the payment and aging update reports are sent to each seller.

       Servicing of Receivables.  Once a receivable is purchased we will regularly run reports showing receipts from the account receivable purchased from each medical provider. These reports will show the progress of collections being paid. If the reports show a delay in payments, we will call the payor to determine the reason for the delay. If a purchased receivable is rejected by a payor or becomes outstanding for over 20 days, we will take appropriate action which may include:

   -   offset the amount actually paid to the seller for the receivable against the seller's reserve account.
   -   offset the amounts due to the seller from the purchase of other  batches of receivables
   -   require the seller to replace the uncollected receivables with additional receivables; or
   -   exercise our rights under a guarantee from the seller, if any.

       Third party payors will generally pay within a 30-day to 120-day period.
MedVision discounts its fees from funding to the medical provider on the purchase of the receivables. MedVision's profits are derived at funding from the purchase of the medical receivables.

CREDIT LOSS POLICY

       We will regularly review our outstanding healthcare receivables to determine the adequacy of our allowance for losses on receivables.  We will maintain the allowance for losses on receivables at an amount estimated to be sufficient to absorb future losses, net of recoveries, inherent in the healthcare receivables.  In evaluating the adequacy of the allowance, we will consider factors like trends in healthcare sub-markets, past-due accounts, historical charge-off and recovery rates, credit risk indicators, economic conditions, on-going credit evaluations, overall portfolio size, average seller balances, reserve account balances, real estate collateral valuations, if any, and underwriting policies.  However, many of these considerations involve the significant use of estimates and are subject to rapid changes which may be unforeseen and could result in immediate increased losses and material adjustments to the allowance or actual losses.

       To the extent that we may deem specific healthcare receivables to be wholly or partially uncollectable, we will establish a specific loss reserve equal to that amount.  We have not established an allowance for losses because we are a newly formed company. There can be no assurance that any allowance established in the future will be adequate to cover any losses we may experience.  We expect to use a general guideline for credit loss allowances of
2% of outstanding debt at the time of reporting.  However, this guideline will be adjusted to reflect the performance of each individual client.

       Because we are likely to collect more than the amount initially paid to the seller of the receivable, the portion of the purchase price that has been withheld represents a reserve, or additional security, for the collection of the amounts due under all of the receivables from that seller.  The amount of the holdback of a portion of the receivables' purchase price that does not represent a yield to us upon collection of the receivable is allocated to the reserve account of that seller.  In some cases, some or all of the balance of a reserve account can be returned to the seller.  If a receivable is in default, we will take measures to recover the purchase price.  These measures include reducing the sellers' balance in its reserve account, seeking replacement of the receivable from the seller, or enforcing corporate or personal guarantees given by the seller, if any.

TITLE TO RECEIVABLES

       We believe that the receivables purchase transactions we will enter into will be "true sales" and the purchased receivables will be owned by us.
However, the purchase of a receivable might be characterized as a secured financing, or a loan secured by the receivables.  Therefore, we will also take a security interest in each receivable purchased and will file a UCC-1 financing statement covering the receivables.  If it is determined that a true sale of the receivable has not occurred, we may be able to foreclose on the receivable or the proceeds of the receivable as security for the amount paid for the receivable.

UNCERTAINTY OF RECEIVABLE OWNERSHIP

       We realize that some receivables may prove to be non-assignable. For example, the assignment of Medicare and Medicaid account receivables may be prohibited by Federal Law. However, it is common in the healthcare receivable lending industry to take other measures to secure the receipts from Medicare and Medicaid account receivables. We will, therefore, make every effort to ensure that the account receivables purchased will be assignable. If a receivable turns out to in fact non-assignable, it is possible that we will not receive title to the receivable, or even a security interest in it. This problem will be addressed by taking additional collateral as security from the provider or its owners. Other steps may also be taken by our underwriting department (to be established) to ensure that the loan is fully secured. In other cases, assignment of a receivable or any security interest in a nursing home will require the recording of a mortgage, a practice we will attempt to avoid. In the event of a default on these receivables by the payer, we could be at risk to the extent of the purchase price advanced with respect to the receivables.

COMPETITION

       We expect to encounter significant competition in our healthcare finance business from numerous commercial banks, diversified finance companies, secured lenders and specialty healthcare finance companies.  In addition, healthcare providers often seek alternative sources of financing from a number of sources, including venture capital firms, small business investment companies, suppliers and individuals.  As a result, we will compete with a significant number of local and regional sources of financing and several large national competitors.
Many of these competitors have greater financial and other resources than we do and may have significantly lower costs of funds.  Competition can take many forms, including the pricing of the financing, transaction structuring, like the use of securitization vs. portfolio lending, timeliness and responsiveness in processing a client's financing application and customer service.  Although many of our competitors have focused their business on large hospitals and clinics and generally prefer to buy receivables in multi-million dollar denominations, typically with a lower profit margin, these competitors could enter our target markets more aggressively in the future.

GOVERNMENT REGULATION

       Our healthcare financing business may be subject to federal and state regulation and supervision.  Currently, there are no regulations that require us to obtain specific licenses or approvals, other than those applicable to businesses in general, to be able to purchase receivables in the State of
Pennsylvania and New Jersey.  We will continually research and monitor regulations and will apply for the appropriate licenses if regulations change and require us to be licensed to perform our business in any particular state in which we may operate.

       Our business will be affected by our inability to directly collect receivables under government programs and the right of payors under these programs to offset against unrelated receivables.  Our healthcare receivables purchase business will also be indirectly affected by healthcare regulation to the extent that any of our sellers' failures to comply with the applicable regulations affect our ability to collect their receivables.

EMPLOYEES

       As of the date of this registration statement, we employed no full-time employees.  All activities to date have been undertaken by our sole officer and director.  We  anticipate  that  we  will  begin  hiring employees as needed to support our entry into the healthcare receivable financing business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATIONS-IN GENERAL

       Our primary focus over the course of the next 12 months will be concentrated on building a portfolio of healthcare receivables purchased from healthcare providers.  Generally, we will limit our purchase of healthcare receivables to obligations of commercial insurance carriers, health maintenance organizations and debts guaranteed by a state or the United States government, including Medicare and Medicaid. As of the date of this registration statement, we have only one officer.

       We were recently formed and all activity to date has been related to our formation of our business, formulation of our business plan and raising additional equity financing.  Our ability to commence our proposed business operations depends upon our obtaining adequate financial resources additional equity financing.  As of the date of this registration statement, we had not incurred any material costs or expenses other than those associated with the formation of our company and the preparation of our registration statements for filing with the SEC.

       We believe that we require a minimum of $250,000 of available capital to begin purchasing healthcare receivables.  If we are not able to raise additional equity capital, we will continue operating in the developmental stage, in which event we believe we have adequate cash on hand for approximately 24 months.

       Our officers will provide daily management of our company, including marketing, administration, financial management, underwriting, purchase and collection of receivables.  We will also engage other employees and service organizations to provide needed services as the need for them arise.  These could include services such as computer systems, marketing, cash management, collections, accounting, and administration.

       There can be no assurance that we will be able to successfully purchase any healthcare receivables.  If our initial operations indicate that our business can fulfill a demand for the purchase of healthcare receivables on a basis which will lead to establishment of a profitable business we may seek additional sources of cash to grow the business.  We do not currently have any commitments for the purchase of healthcare receivables or for additional financing.

       We are still considered to be a development stage company, with no revenues, and we are dependent upon the raising of capital through placement of our common stock.  There can be no assurance that we will be successful in raising the capital we require through the sale of our common stock.

FORWARD LOOKING STATEMENTS

       This registration statement contains forward-looking statements.  Our expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties.  Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development.  These and other factors may cause expectations to differ.

ITEM 3. DESCRIPTION OF PROPERTY.

       We are headquartered in Philadelphia, PA.  Substantially all of our operating activities are conducted from 800 square feet of office space provided by our president at no charge.  We believe that additional space will be required as our business expands and believe that we can obtain suitable space as needed.  We do not own any real estate.

ITEM 4. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information with respect to the beneficial ownership of our common stock, with respect to each of our named director and executive officer, each person known to us to be the beneficial owner of more than five percent (5%) of said securities, and all of our directors and executive officers as a group:

Name and Address             Title     Amount and Nature of          Percent
of Beneficial Owner (1)     of Class   Beneficial Ownership        of Class (2)
------------------------    --------   --------------------        ------------
Michael Tay, President,      Common      25,500,000 shares             100%
CEO, Secretary,                          Direct ownership
Treasurer and Director

All Officer and Director     Common      25,500,000 shares             100%
as a Group (1 Person)                    Direct ownership
___________
   (1) The address for all persons listed is 2000 Hamilton Street, #520,
       Philadelphia, PA 19130-3883.
   (2) Based on current outstanding common shares of 25,500,000.

       There are currently no arrangements that would result in a change of control of us.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

EXECUTIVE OFFICERS AND DIRECTORS

       The members of our Board of Directors serve until the next annual meeting of stockholders, or until their successors have been elected.  Our officers serve at the pleasure of our Board of Directors.

       Our current executive officers, key employees and directors are as follows:

 NAME          AGE   TERM SERVED         TITLE / POSITION(S)
 -----------   ---   ---------------     -----------------------------------
 Michael Tay   66    Since inception     President, Chief Executive Officer,
                                         Secretary, Treasurer and Director

       There are no other persons nominated or chosen to become directors or executive officers nor do we have any employees other than above.

MICHAEL TAY - CEO, PRESIDENT, SECRETARY, TREASURER AND DIRECTOR

       Michael Tay is the founder of MedVision Capital Corporation.  Mr. Tay has been the president, chief executive officer, secretary, treasurer and director since our inception on January 3, 2003.  Mr. Tay is also currently the president, chief executive officer and director of Legend International
Holdings, Inc., and its wholly owned subsidiary Legend Consolidated Group,
Inc., a company that plans to become a specialty medical products distributor that sells to hospitals and healthcare groups, including sub-acute care facilities, home care companies and specialty physician groups. Legend
Consolidated Group, Inc. current business operations is to locate and negotiate for the acquisition of independent contract sales and distribution organizations engaged in the sale of specialty medical products. These organizations represent manufacturers of specialty medical products, which have no internal sales organizations. The business of Legend Consolidated Group,
Inc. and its parent company, Legend International Holdings, Inc., has no relationship to the business of MedVision.  Mr. Tay is also currently an officer and director of NJ Medical Staffing Assoc., Inc., an inactive company. For the past five years, Mr. Tay has devoted most of his time in managing his own investments in securities and real estate, including commercial, and residential real estate investments in undeveloped land as well as income producing properties, mutual funds and other securities investments, both debt and equity, in companies listed on exchanges such as AMEX or traded over-the-counter and listed on NASDAQ and the OTC Bulletin Board.  Mr. Tay will initially devote approximately 50% of his time, per week, on the business of MedVision Capital Corporation.  If and when MedVision's business operations increases and a more extensive time commitment is needed, he is prepared to devote more time to MedVision.

       No officer, director, or persons nominated for such positions and no promoters or significant employee of MedVision has been involved in legal proceedings that would be material to an evaluation of our management.

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

       Our sole director does not currently receive and has never received any compensation for serving as a director to date.  In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers.
However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

       The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the current fiscal year, by Michael Tay, our sole executive officer.

                          Annual Compensation          Long Term Compensation
                          -------------------          ----------------------
                                                          Restricted         LTIP
Name and Position          Year     Salary Bonus Other    Stock Awards  SAR payout Other
-----------------------    ----     -----  ----- -----    ------------  --- ------ -----
Michael Tay, C.E.O.,       2003      -0-    -0-   -0-          0         0     0     0
President, Secretary,
Treasurer and Director

       We do not presently have a stock option plan.

EMPLOYMENT AGREEMENTS

       We have not entered into any employment agreements with any of our employees, and employment arrangements are all subject to the discretion of our board of directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

       In connection with our organization, Michael Tay, our sole officer and director, paid an aggregate of $25,500 cash or $0.001 per share to purchase
25,500,000 shares of our common stock on January 3, 2003.

       Mr. Tay, acquired his shares with the intent to hold the shares for investment purposes and not with a view to further resale or distribution, except as permitted under exemptions from registration requirements under applicable securities laws. That means that he may not sell such securities unless they are either registered with the SEC and comparable agencies in the states or other jurisdictions where the purchasers reside, or are exempted from registration.  The most widely used exemption from registration requirements is provided by sec Rule 144, which requires a one year holding period prior to resale, and limits the quantities of securities that can be sold during any 90-
day periods.

       The certificate has been issued with a restrictive legend required with respect to issuance of securities pursuant to exemptions from registration requirements under the Securities Act and the recipient acknowledged his understanding that the shares are restricted from resale unless they were either registered under the Securities Act and comparable state laws, or the transaction was effected in compliance with available exemptions from such registration requirements.

ITEM 8. DESCRIPTION OF SECURITIES.

       Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, of which there are 25,500,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.001 per share, of which none have been designated or issued.  The following statements relating to the capital stock set forth the material terms of our securities;
however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of
Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

       Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders.  Holders of common stock do not have cumulative voting rights.  Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.  In the event of a liquidation, dissolution or winding up of our
Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of common stock are fully paid and non-assessable.

       Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

       We are also presently authorized to issue 20,000,000 shares of $.001 par value preferred stock. Under our Certificate of Incorporation, as amended, the
Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the
Delaware Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Delaware
Secretary of State, or copies thereof may be obtained from us.

OPTIONS AND WARRANTS

       We do not presently have any options or warrants authorized or any securities that may be convertible into common stock.  However, our sole director, Michael Tay, may later determine to authorize options and warrants for our company.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS.

MARKET PRICE

       There is no trading market for our common stock at present and there has been no trading market to date.  There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

       The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the
Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

       (i) that a broker or dealer approve a person's account for transactions in penny stocks and

       (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

       In order to approve a person's account for transactions in penny stocks, the broker or dealer must

       (i) obtain financial information and investment experience and objectives of the person; and

       (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

       The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

       (i) sets forth the basis on which the broker or dealer made the suitability determination and

       (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.  Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

       Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

HOLDERS

       There is one holder of our common stock.  The issued and outstanding shares of our common stock were issued under Section 4(2) of the Securities Act of 1933, as amended, which exempts from registration "transactions by an issuer not involving any public offering," and are subject to the resale provisions of
Rule 144 and may not be sold or transferred without registration except in accordance with Rule 144.  Certificates representing the securities bear such a legend.

DIVIDEND

       We have not previously paid any cash dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future.  Our present intention is to utilize all available funds for the development of our business. There is no assurance that we will ever have excess funds available for the payment of dividends.  The only legal restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by State laws.  Under Delaware corporate law, no dividends or other distributions may be made which would render a company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy any outstanding liquidation preferences.

TRANSFER AGENT AND REGISTRAR

       It is anticipated that Holladay Stock Transfer, Inc. of Scottsdale,
Arizona will act as our transfer agent and registrar for our common stock.

ITEM 2. LEGAL PROCEEDINGS.

       There are no pending legal proceedings to which we are a party or to which the property interests of our Company is subject.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

       We have not changed accountants since our formation and there are no disagreements with the findings of our accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

       The following sets forth information relating to all previous sales of securities by us which sales were not registered under the Securities Act of
1933.

       In connection with our organization, Michael Tay, our sole officer and director, paid an aggregate of $25,500 cash to purchase 25,500,000 shares of our common stock on January 3, 2003.  This purchase and sale were exempt from registration under the Securities Act of 1933, (the "Securities Act"), according to Section 4(2) on the basis that the transaction did not involve a public offering.  The securities were offered and sold without any general solicitation to persons affiliated with the Issuer as founding shareholders, are subject to the resale provisions of Rule 144 and may not be sold or transferred without registration except in accordance with Rule 144.
Certificates representing the securities bear such a legend.

       The purchaser listed above represented its intention to acquire the securities for investment only and not with a view toward distribution.  None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Section 145 of the General Corporation Law of the State of Delaware
provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii)
under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.  Our Certificate of Incorporation contains such a provision.

       INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES
ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS
CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION
OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST
PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                   PART F/S

FINANCIAL STATEMENTS

                         MEDVISION CAPITAL CORPORATION
                         (A Development Stage Company)
                             Interim Balance Sheet
                                  (Unaudited)

                                    ASSETS

                                                              JUNE          APRIL
                                                            30, 2003       30, 2003
                                                            ---------      ---------
Current assets
   Cash in a bank                                           $  25,537      $  25,500
Other assets
   Deferred offering costs                                      8,606          5,000
                                                            ---------      ---------
      TOTAL ASSETS                                          $  34,143      $  30,500
                                                            =========      =========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Account payable                                              5,000          5,000
   Accounts payable - related party                             3,606             --
                                                            ---------      ---------
      Total Current Liabilities                                 8,606          5,000
                                                            ---------      ---------
STOCKHOLDERS' EQUITY

   Preferred stock - par value $.001, 20,000,000 shares
   authorized, no shares issued and outstanding             $      --      $      --
   Common stock - par value $.001, 100,000,000 shares
   authorized, 25,500,000 shares issued and outstanding        25,500         25,500
   Additional paid-in capital                                      --             --
   Retained earnings (deficit)                                     37             --
                                                            ---------      ---------
Total stockholders' equity                                     25,537         25,500
                                                            ---------      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $  34,143      $  30,500
                                                            =========      =========

   The accompanying notes are an integral part of this financial statement.

                         MEDVISION CAPITAL CORPORATION
                         (A Development Stage Company)
                        Interim Statement of Operations
                                  (Unaudited)

                                                                          PERIOD FROM
                                                                            DATE OF
                                                              TWO          INCEPTION
                                                             MONTHS        JANUARY 3,
                                                             ENDED          2003 TO
                                                              JUNE            JUNE
                                                            30, 2003        30, 2003
                                                            ---------       ---------

Revenues                                                    $      --       $      --
Cost of revenues                                                   --              --
                                                            ---------       ---------
Gross profit                                                       --              --

Interest income                                                    37              37
                                                            ---------       ---------
Operating expenses                                                 --              --

Net income                                                  $      37       $      37
                                                            =========       =========

Net income per share - basic and diluted                    $    0.00       $    0.00
                                                            =========       =========

Weighted average number of common stock equivalent         25,500,000      25,500,000
                                                           ==========      ==========

   The accompanying notes are an integral part of this financial statement.

                         MEDVISION CAPITAL CORPORATION
                         (A Development Stage Company)
                        Interim Statement of Cash Flows
               Increase (Decrease) in Cash and Cash Equivalents
                                  (Unaudited)

                                                                          PERIOD FROM
                                                                            DATE OF
                                                              TWO          INCEPTION
                                                             MONTHS        JANUARY 3,
                                                             ENDED          2003 TO
                                                              JUNE            JUNE
                                                            30, 2003        30, 2003
                                                            ---------       ---------

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
  Net income                                                $      --       $      --
                                                            ---------       ---------
NET CASH USED IN OPERATING ACTIVITIES                              --              --
                                                            ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES                               37              37
                                                            ---------       ---------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
  Proceeds from sale of common stock                               --          25,500
                                                            ---------       ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                          --          25,500
                                                            ---------       ---------

NET INCREASE (DECREASE) IN CASH                                    37          25,537

CASH AT BEGINNING OF PERIOD                                    25,500              --
                                                            ---------       ---------

CASH AT END OF PERIOD                                       $  25,537       $  25,537
                                                            =========       =========

   The accompanying notes are an integral part of this financial statement.

                         MEDVISION CAPITAL CORPORATION
                    Notes to Unaudited Financial Statements

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions incorporated in Regulation S-B, Item
310(g) of the Securities and Exchange Commission, which contemplate continuation of the Company as a going concern. However, the Company was only recently formed, has no revenue since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. In addition, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals)
considered necessary for a fair presentation have been included.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's financial statements for the period ended April 30, 2003.

Basic loss per share was computed using the weighted average number of common shares outstanding.

       Set forth below are our audited financial statements for the period ended April 30, 2003.  The following financial statements are attached to this report and filed as a part thereof.

                             FINANCIAL STATEMENTS
                                      OF
                         MEDVISION CAPITAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         AUDITED FINANCIAL STATEMENTS

                                APRIL 30, 2003

                               TABLE OF CONTENTS

                                                                       Page No.
                                                                       --------
Independent Auditor's Report.........................................     F-2

Balance Sheet as of April 30, 2003...................................     F-3

Statement of Operations for the Period from January 3,
2003 (Inception) through April 30, 2003..............................     F-4

Statement of Stockholders' Equity for the Period
 from January 3, 2003 (Inception) through April 30, 2003.............     F-5

Statement of Cash Flows for the Period from January 3, 2003
  (Inception) through April 30, 2003.................................     F-6

Notes to Financial Statements........................................     F-7

                                      F-1

STAN J.H. LEE, CPA                                          TEL) 201-681-7475
2182 LEMOINE AVENUE, SUITE 200                              FAX) 815-846-7550
FORT LEE, NJ 07024

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of:
MedVision Capital Corporation
(A Development Stage Company)
2000 Hamilton Street, #520
Philadelphia, PA 19130

I have audited the accompanying balance sheet of MedVision Capital Corporation
(a development stage company) from January 3, 2003 (inception) through April
30, 2003. These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedVision Capital Corporation
(a development stage company) as of April 30, 2003, and the results of its operations and its cash flows for the period from January 3, 2003 (inception)
through April 30, 2003 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that
MedVision Capital Corporation will continue as a going concern.  As discussed in Note 1 to the financial statements, MedVision Capital Corporation was only recently formed, has no revenue since its inception and has not yet been successful in establishing profitable operations, raising substantial doubt about its ability to continue as a going concern.  Management's plans in regards to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/S/ Stan J.H. Lee, CPA
-------------------------------
May 5th, 2003
Fort Lee, NJ
License # CC23007

                                      F-2

                         MEDVISION CAPITAL CORPORATION
                         (A Development Stage Company)
                                 Balance Sheet
                                April 30, 2003

                                    ASSETS

Current assets
   Cash in a bank                                                     $25,500
Other assets
   Deferred offering costs                                              5,000
                                                                      -------
      TOTAL ASSETS                                                    $30,500
                                                                      =======

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Account payable                                                      5,000
                                                                      -------

STOCKHOLDERS' EQUITY

   Preferred stock - par value $.001, 20,000,000 shares
   authorized, no shares issued and outstanding                       $    --

   Common stock - par value $.001, 100,000,000 shares
   authorized, 25,500,000 shares issued and outstanding                25,500

   Additional paid-in capital                                              --

   Accumulated deficit                                                     --

Total stockholders' equity                                             25,500
                                                                      -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $30,500
                                                                      =======

                See accompanying notes to financial statements

                                      F-3

                         MEDVISION CAPITAL CORPORATION
                         (A Development Stage Company)
                            Statement of Operations
              From January 3, 2003 (Inception) to April 30, 2003

Revenues                                                              $    --
Cost of revenues                                                           --
                                                                      -------
Gross profit                                                               --

Operating expenses                                                         --

Net income                                                            $    --
                                                                      =======

Net income per share - basic and diluted                              $  0.00
                                                                      =======

Weighted average number of common stock equivalent                 25,500,000
                                                                   ==========

                See accompanying notes to financial statements

                                      F-4

                         MEDVISION CAPITAL CORPORATION
                         (A Development Stage Company)
                       Statement of Stockholders' Equity
              From January 3, 2003 (Inception) to April 30, 2003

                                                            Deficit
                                                          accumulated
                                              Additional    during
                              Common Stock     paid-in    development  Total
                             Shares   Amount   capital       stage     equity
                           ---------- ------- ----------  -----------  -------
Issuance of common stock
for cash, at inception on
January 3, 2003            25,500,000 $25,500         --           --  $25,500

Net income (loss) for the
period from January 3,
2003 to April 30, 2003             --      --         --           --       --
                           ---------- ------- ----------   ----------  -------
Balance at April 30, 2003  25,500,000 $25,500 $       --   $       --  $25,500
                           ========== ======= ==========   ==========  =======

                See accompanying notes to financial statements

                                      F-5

                         MEDVISION CAPITAL CORPORATION
                         (A Development Stage Company)
                            Statement of Cash Flows
               Increase (Decrease) in Cash and Cash Equivalents
              From January 3, 2003 (Inception) to April 30, 2003

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES
  Net income                                                          $    --
                                                                      -------
NET CASH USED IN OPERATING ACTIVITIES                                      --
                                                                      -------

CASH FLOWS FROM INVESTING ACTIVITIES                                       --
                                                                      -------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
  Proceeds from sale of common stock                                   25,500
                                                                      -------
NET CASH PROVIDED BY FINANCING ACTIVITIES                              25,500
                                                                      -------

NET INCREASE (DECREASE) IN CASH                                        25,500

CASH AT BEGINNING OF PERIOD                                                --
                                                                      -------

CASH AT END OF PERIOD                                                 $25,500
                                                                      =======

                See accompanying notes to financial statements

                                      F-6

                         MEDVISION CAPITAL CORPORATION
                         (A Development Stage Company)
                       Notes to the Financial Statements
                                April 30, 2003

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  Organization and Business Operations

MedVision Capital Corporation ("the Company") was incorporated under the laws of the State of Delaware on January 3, 2003.  The Corporation is organized to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware including, without limitation, providing asset-based financing and factoring of receivables to healthcare service providers with a primary focus on clients operating in sub-
markets of the healthcare industry, including long-term care, home health care and physician practice.  To date, the Company has not conducted any significant operations, and its activities have focused primarily on organizational efforts, corporate compliance matters and capital raising activities.  Since the Company has not yet commenced any principal operations, and has not yet earned significant revenues, the Company is considered to be a development stage enterprise as of April 30, 2003.  The Company's ability to commence operations is contingent upon its ability to raise additional capital.

B. GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the
Company as a going concern. The Company has generated no revenue since its
inception on January 3, 2003.   The Company has been reliant on funding from
stockholders.

Accordingly, the Company's ability to continue as a going concern is dependent upon its ability to secure an adequate amount of capital to finance its planned principal operations and/or implement its business plan. The Company plans to raise additional funds through equity and/or debt financing. However there is no assurance that it will be successful in its efforts to raise capital. These factors, among others, indicate that the Company may be unable to continue as a going concern for a reasonable period of time. Its financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should it be unable to continue as a going concern.

C.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

D.  Cash and Cash Equivalents

For the purpose of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

E.  Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards
Board Statement of Financial Accounting Standards No. 109 "Accounting for
Income Taxes" ("Statement 109").  Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

F.  Net Loss Per Common Share

Basic net income (loss) per common share (Basic EPS) excludes dilution and is computed by dividing net income (loss) available to common stockholder by the weighted-average number of common shares outstanding for the period.  Diluted net income per share (Diluted EPS) reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.  At April 30, 2003, there were no common stock equivalents outstanding which may dilute future earnings per share.

G.  Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair
Value of Financial Instruments," requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value.  For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The carrying amounts of the Company's short-term financial instruments, including accrued expenses and notes payable approximate fair value due to the relatively short period to maturity for these instruments.

H.  New Accounting Pronouncements

Statement No. 141 "Business Combinations" ("SFAS 141") establishes revised standards for accounting for business combinations.  Specifically, the statement eliminates the pooling method, provides new guidance for recognizing intangible assets arising in a business combination, and calls for disclosure of considerably more information about a business combination.  This statement is effective for business combinations initiated on or after July 1, 2001.  The adoption of this pronouncement on July 1, 2001 did not have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") provides new guidance concerning the accounting for the acquisition of intangibles, except those acquired in a business combination, which is subject to SFAS 141, and the manner in which intangibles and goodwill should be accounted for subsequent to their initial recognition.  Generally, intangible assets with indefinite lives, and goodwill, are no longer amortized; they are carried at lower of cost or market and subject to annual impairment evaluation, or interim impairment evaluation if an interim triggering event occurs, using a new fair market value method. Intangible assets with finite lives are amortized over those lives, with no stipulated maximum, and an impairment test is performed only when a triggering event occurs.  This statement is effective for all fiscal years beginning after December 15, 2001.  The implementation of SFAS 142 is not expected to have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143")
requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  The standard is effective for fiscal years beginning after June 15, 2002.  The adoption of SFAS 143 is not expected to have a material impact on the Company's financial statements.

Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived
Assets" ("SFAS 144") supercedes Statement No. 121 "Accounting for the
Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"
("SFAS 121"). Though it retains the basic requirements of SFAS 121 regarding when and how to measure an impairment loss, SFAS 144 provides additional implementation guidance.  SFAS 144 excludes goodwill and intangibles not being amortized among other exclusions.  SFAS 144 also supercedes the provisions of
APB 30, "Reporting the Results of Operations," pertaining to discontinued
operations.  Separate reporting of a discontinued operation is still required, but SFAS 144 expands the presentation to include a component of an entity, rather than strictly a business segment as defined in SFAS 131, Disclosures about Segments of an Enterprise and Related Information.  SFAS 144 also eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary.  This statement is effective for all fiscal years beginning after December 15, 2001. The implementation of SFAS 144 is not expected to have a material effect on the Company's financial position, results of operations or liquidity.

Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment
of FASB Statement No. 13, and Technical Corrections," ("SFAS 145") updates, clarifies, and simplifies existing accounting pronouncements. SFAS 145 rescinds
Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses.  Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the motor Carrier Act of 1980.  Because the transaction has been completed, Statement 44 is no longer necessary. SFAS 145 amends Statement
13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions is accounted for in the same manner as sale-leaseback transactions.  This amendment is consistent with FASB's goal requiring similar accounting treatment for transactions that have similar economic effects. The adoption of SFAS 145 is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

Statement No. 146, "Accounting for Exit or Disposal Activities" ("SFAS 146")
addresses the recognition, measurement, and reporting of cost that are associated with exit and disposal activities that are currently accounted for pursuant to the guidelines set forth in EITF 94-3, "Liability Recognition for
Certain Employee Termination Benefits and Other Costs to exit an Activity
(including Certain Cost Incurred in a Restructuring)," cost related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated -
nullifying the guidance under EITF 94-3. Under SFAS 146, the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan.  This statement is effective for exit or disposal activities initiated after December
31, 2002 with earlier application encouraged.  The adoption of SFAS 146 is not expected to have a material impact on the Company's financial position or result of operations.

I.  Deferred Offering Costs

The Company defers costs associated with the raising of capital until such time as the offering is completed, at which time the costs are charged against the capital raised.  Should the offering be terminated, the costs are charged to operations during the period when the offering is terminated.

NOTE 2 - CAPITAL STOCK

A. Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock at
$.001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.
As of April 30, 2003, no preferred stock has been issued.

B. Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $.001 par value.  On January 3, 2003, the Company issued 25,500,000 shares of its common stock to the founder of the Company pursuant to Section 4(2) of the
Securities Act of 1933 for an aggregate of $25,500 (or $.001 per share) in cash.

C. Warrant and Options

There are no warrants or options outstanding to issue any additional shares of common stock.

NOTE 3 - SUBSEQUENT EVENTS

Proposed Public Offering of Common Stock - The Company is proposing to make a public offering of 5,000,000 shares of its previously authorized but unissued common stock.  The Company plans to file a registration statement with the
United States Securities and Exchange Commission on Form SB-2 under the
Securities Act of 1933.  An offering price of $0.50 per share has been arbitrarily determined by the Company.  The offering will be managed by the
Company without any underwriter.  The Company plans to have its sole officer sell the shares without any discounts or other commissions.

                                   PART III

ITEM 1. INDEX TO EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------
   3.1*        Certificate of Incorporation of MedVision Capital Corporation.
   3.2*        By-laws of MedVision Capital Corporation.
   4.1*        Form of Common Stock Certificate
   23.1        Consent of Independent Certified Public Accountants.

-----------
* Previously filed on Form 10-SB dated May 5, 2003.

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDVISION CAPITAL CORPORATION

         /s/ Michael Tay
By: -------------------------------------
     Michael Tay, President, Secretary,
     Treasurer and Director

Date: July 11, 2003